

April 1, 2013

Via E-mail
Christopher J. Abate
Chief Financial and Accounting Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

   Re: Redwood Trust, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed February 26, 2012
     File No. 001-13759

Dear Mr. Abate:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Changes in Book Value and Estimated Non-GAAP Economic Value, page 50

1. Please tell us why management believes the measure Estimated Non-GAAP Economic Value provides useful information to investors. Please discuss in detail how the measure is calculated, and explain the reasons why adjustments are made to certain assets and liabilities to get to their fair values, and not others. For any adjustments, please also discuss any significant assumptions that were made. We may have further comment.

Cash and Cash Equivalents, page 51

2. Please revise your disclosure of the non-GAAP measures contained within your sources and uses of cash table to discuss why management believes these measures provide useful information to investors. Additionally, these measures should be presented with

the most directly comparable GAAP measures and reconciled to those measures. Refer to Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief